The Feel Good Lab, LLC

The FEELGOOD lab

Annual Report
2021

Annual Report 2021

Throughout this document, mentions of [COMPANY] refer to [The Feel Good Lab], an [LLC] formed on [January 4, 2016] in [Delaware, USA] (the "Company"). The Company's physical address is [400 Farmington Ave #R1848, Farmington CT 06032].

You may contact the Company by emailing [hell@thefeelgoodlab.com]. This annual report is posted on the Company's website, [www.thefeelgoodlab.com]. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

[The Feel Good Lab, LLC] ("[COMPANY]" or "Company") is a partnership formed on [January 4, 2016], in [Delaware, USA]. The Company's physical address is [400 Farmington Ave, R1848 Farmington CT 06032]. The Company's web site may be accessed at [www.thefeelgoodlab.com].

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

[Ryan Gresh]

Board positions with [COMPANY]

Dates	Position	Principal Occupation

Positions with [COMPANY]

Dates	Position	Responsibilities
1/4/2016 - Present	CEO	Ryan will lead the development of the company's long-term strategy as well as implement said plan. Ryan will be responsible for all day to day operations and management decisions while implementing the companies long and short-term plans. He will also act as a liaison between the managers and advisors of the company to communicate vital information and corporate direction to them as well as shareholders,

government agencies and the public. To put in place effective internal controls and management systems to grow the company while ensuring The Feel Good Lab, LLC maintains the highest standards of social responsibility wherever it does business.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2013-2016	GreshAir, LLC	President of sales and supply chain consulting business for aerospace manufacturing companies including complex machining, sheet metal fabrication and metal finishing. Responsible for negotiating >$800MM in Long Term Contracts.

Dates	Organization	Title, Principal Business, and Responsibilities
2009-2013	Sikorsky Aircraft	Airframe Design Engineer responsible for designing and manufacturing airframe components for the MH-60R and MH-60S aircraft.

[Eugene Gresh, Jr]

Board positions with [COMPANY]

Dates	Position	Principal Occupation

Positions with [COMPANY]

Dates	Position	Responsibilities
1/4/2016 - Present	Chief Pharmacist	Gene is responsible for the product formulation, early consumer testing and new product pipeline based on his 4 decades of experience as a pharmacist & functional medicine practitioner. Many of the developments that we bring to the market at The Feel Good Lab are based on years of working directly with patients in chronic pain.

Dates	Organization	Title, Principal Business, and Responsibilities
1/1/2000- Present	Pioneer Health Compounding Pharmacy	Owner & Pharmacist

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

[Ryan Gresh] owns [2,500,000] shares of [TYPE IE: COMMON STOCK], representing a voting power of [35.2%].

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

The Feel Good Lab makes FDA-registered over-the-counter pain relief products composed of clean, plant-based ingredients. Products relieve pain from arthritis, backache, and sore muscles and joints and are rooted in pharmaceutical science and functional medicine.

With company headquarters located on the UConn Health campus in Farmington, CT (Technology Incubation Program), The Feel Good Lab is continuously developing and testing innovative pain management solutions for consumers.

Products are sold both online and offline through key retail partners including CVS, Target, Select Physical therapy, Chiropractic distributors and more.

5. How many employees does the Company currently have? (§ 227.201(e))

  4 employees (2 full time, 2 part time)

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company may require substantial future capital in order to continue to conduct the research, product development, and marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements may adversely affect the Company's business, financial condition, and results of operations because the Company would be left without the capital required to complete product development or establish sales and marketing capabilities.

2. T he process of developing the Company's products requires significant research and development which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

3. TheUnitedStatesandothercountrieshaveexperiencedandmayexperienceinthe future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. Thefailuretoattractandretainkeyemployeescouldhurtourbusiness,andour management does not have extensive experience in the operation of businesses such as ours. Our success also depends

5

upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

7. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow, and results of operations.

8. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict, and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies, or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

9. Valuationandcapitalization.Unlikelistedcompaniesthatarevaluedpubliclythrough market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

10. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

11. Regulatory Risk
The maximum possible amount to be raised as disclosed in this Offering will not be enough to meet our fundraising goals. On November 2, 2020, the Securities and Exchange Commission voted to amend the maximum allowed amount to be raised via Regulation CF from $1,070,000 to $5,000,000. Once this rule takes effect we might increase the size of our Offering to meet our funding demands. If we decide to increase the size of the Offering, your ownership percentage in the Company will be diluted.

12. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C, and if applicable Form D is accessible

through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.
    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. There is no present public market for these Securities and we have arbitrarily set the price.
    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THESECURITIESOFFEREDINVOLVEAHIGHDEGREEOFRISKANDMAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR T O MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Membership Units	10,598,645	9,567,066	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At Issuers Discretion

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of [COMPANY], investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in [COPMANY] and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
State of CT DECD	$300,000	3.5%	12/1/2028

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
SBA Disaster Loan	$178,900	3.8%	6/1/2050

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Uconn Innovation Fund, LLC	$100,000	8%	12/17/2021

Participation Rights; Conversion. The holder is hereby granted the right to purchase up to six percent (6%) of the aggregate purchase price of any debt and/or equity securities sold by Issuer in any Qualified Financing. In addition to the foregoing, Holder shall have the right to participate in any Qualified Financing by converting this Note pursuant to the provisions of this Section 9.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
SAFE Notes	$525,000	0%	Payable On Demand

7 SAFE notes are convertible upon equity financing in which the Company issues and sells shares/units of the Company's membership interests at a fixed pre- money valuation, balance to be converted into SAFE shares/membership interests at a conversion price of the lesser of (i) the price per share/unit sold in such Equity Financing multiplied by the discount percentage of 90% or (ii) the Valuation Cap of $8,000,000 divided by the Capitalization immediately prior to such equity financing as defined by the individual agreement.

Upon the sale, transfer, or other disposition of substantially all of the Company's assets, the holder shall be entitled to receive the greater of (i) 100% of its Purchase Amount or (ii) a dollar amount that would be payable to the investor as a holder of units/shares of the common membership interests of the Company if this SAFE had been converted into such units of the Company immediately prior to such liquidity event at a conversion price per share/unit equal to the conversion price as defined by the individual agreement

2 SAFE notes are convertible upon equity financing in which the Company issues and sells shares/units of the Company's membership interests at a fixed pre- money valuation, balance to be converted into SAFE shares/membership interests at a conversion price of the lesser of (i) the price per share/unit sold in such Equity Financing or (ii) the Valuation Cap of $7,000,000 divided by the Capitalization immediately prior to such equity financing as defined by the individual agreement.

4 SAFE notes are convertible upon equity financing in which the Company issues and sells shares/units of the Company's membership interests at a fixed pre- money valuation, balance to be converted into SAFE shares/membership interests at a conversion price of the lesser of (i) the price per share/unit sold in such Equity Financing or (ii) the Valuation Cap of $5,000,000 divided by the Capitalization immediately prior to such equity financing as defined by the individual agreement.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
11/2017	Membership Units	$120,000	Section 4(a)(2)	Product Inventory

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Specified Person

Gene Gresh

Relationship to Issuer

CEO's Father

Nature of Interest in Transaction

SAFE note

Amount of Interest

$50,000

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The Feel Good Lab is currently generating modest revenues via online and retail channels, though it is not yet profitable. The average monthly burn rate is approximately $10,000 (Q1 2022), down from $35,000/mo in 2021, and with an average monthly allocation of approximately 45% of our spending to sales and marketing, 35% to general and administrative costs, and 15% to product development.

Cash reserves as of 12/31/2021 is $147,417.23 with an additional $33,803 in accounts receivable. We aim to continue to keep expenses on a tight rein and have seen measurable improvements so far in 2022 as we work towards profitability.

Sales for the year ended December 31, 2021 decreased by $106,156, or 44%, to $131,340 from $237,496 for the year ended December 31, 2020. This decline was due to a significant shift in our business model away from traditional retail in order to rein in our burn rate and work towards profitability.

Our gross profit for the year ended December 31, 2021 decreased by $88,734, to $23,812 from $112,546 for the year ended December 31, 2020. This was driven primarily by an increase in product inventory in Q3 & Q4 to support Professional Sales expansion as well as a QVC launch scheduled for 2022. In addition we launched a new line of products whose costs were incurred in 2021, with sales beginning to commence in 2022.

Operating expenses for the year ended December 31, 2021 decreased by $155,445, or 26%, to $447,661 from $603,106 for the year ended December 31, 2020.

Subsequent to December 31, 2019 The Company received $100,000 of proceeds from the third tranche of the loan payable for the achievement of $1,000,000 in lifetime revenue. The Company received $134,900 of proceeds from the issuance of a U.S Small Business Administration loan resulting from small business stimulus funding under the CARE Act.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

[COMPANY] has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

[COPMANY] will file a report electronically with the SEC annually and post the report on its web site ([www.thefeelgoodlab.com]) no later than 120 days after the end of each fiscal year covered by the report.

DocuSign Envelope ID: 195EFE36-D097-4512-A33E-49A4FB6B94BA

DocuSigned by:
Ryan Gresh
7D65BF7BDA54438...

I, Ryan Gresh ("Full name") certify that:

(1) the financial statements of The Feel Good Lab, LLC ("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of The Feel Good Lab, LLC ("Company name") included in this Form reflects accurately the information reported on the tax return for The Feel Good Lab, LLC ("Company name") filed for thefiscal year ended 12/31/2021.

Full name: Ryan Gresh

Position: CEO & Founder

Date: 4/27/2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The Feel Good Lab

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts	-208.00
Sales	0.00
Sales of Product Income	131,547.76
Shipping Income	0.00
Uncategorized Income	0.00
Total Income	**$131,339.76**
Cost of Goods Sold	
Cost of Goods Sold	77,722.31
Fees	
Amzn FBA Inventory & Service Fees	358.27
Amzn FBA Selling Fees	4,215.93
Amzn FBA Transaction Fees	4,664.83
Paypal Fees	19.95
Total Fees	**9,258.98**
Key Acct Slotting Fees	4,947.68
Total Cost of Goods Sold	**$91,928.97**
GROSS PROFIT	**$39,410.79**
Expenses	
Amzn Other Fees	52.51
Amzn PPC Advertising	100.00
Bank Charges	125.75
Brand Development	750.00
Casual Labor	9,489.24
Consultants	82,032.01
Content Creation	664.69
Design Services	5,313.21
Digital Marketing Agency	37,545.52
Digital Marketing Tools	12,187.35
Dues & Subscriptions	1,840.48
Employee Benefits	10,186.21
Employee Tech	22,927.02
Fees & Contracts	21,263.13
Finance	5,303.74
Insurance	29,384.58
Interest Expense	3,054.59
IT	6,609.90
Meals and Entertainment	2,924.66
Office Expenses	1,267.04
Online Sales Tool	10,366.86
Other Business Expense	7,786.00
Owned Media	2,244.75
Paid Advertising (Excludes Amzn)	486.54

The Feel Good Lab

Profit and Loss
January - December 2021

	TOTAL
Paid Media	23,882.69
Paypal Fees	411.88
Payroll Expenses	
Taxes	0.00
Wages	77,380.54
Total Payroll Expenses	**77,380.54**
Payroll Fees	1,913.35
Payroll Tax	6,879.51
Product Research and Development	2,800.00
Product Storage	26,710.32
Promotional	1,578.84
QuickBooks Payments Fees	1,350.85
R&D	250.00
Rent or Lease	6,090.64
Shipping	7,988.42
Shipping and delivery expense	7,610.22
Shopify Sales Fee	466.64
Stationery & Printing	4,038.87
T&E	16,343.01
Taxes & Licenses	81.00
Travel	542.72
Utilities	3,028.39
Total Expenses	**$463,253.67**
NET OPERATING INCOME	$ -423,842.88
Other Expenses	
Miscellaneous	3.99
Total Other Expenses	**$3.99**
NET OTHER INCOME	$ -3.99
NET INCOME	$ -423,846.87

The Feel Good Lab

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk (2576)	147,417.23
Total Bank Accounts	**$147,417.23**
Accounts Receivable	
Accounts Receivable (A/R)	33,803.98
Total Accounts Receivable	**$33,803.98**
Other Current Assets	
Accrued Receivables	-33,803.98
Amazon Sales Revenue	0.00
CCL Tube Production (12.20)	0.00
Inv-NPC-100ml-D6R	0.00
Inv-NPC-100ml-K5P	0.00
Inv-NPC-25ml-K5P	0.00
Inv-NPC-5ml-K5P	0.00
Inv-SRL-100ml-B9R	0.00
Inv-SRL-100ml-U3N	0.00
Inv-SRL-5ml-U3N	0.00
Inventory (NPC 100ml) 3.2019	0.00
Inventory 1.0	0.00
Inventory 2.0	0.00
Inventory Asset	85,500.00
Inventory Q4 18	0.00
NPC - 100ml (tube) - 7.19	0.00
Paypal	1,565.56
Shopify Sales Revenue	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$53,261.58**
Total Current Assets	**$234,482.79**
TOTAL ASSETS	**$234,482.79**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Brex	0.00
Brex2	1,216.91
Chase / CJ	18,999.07

The Feel Good Lab

Balance Sheet
As of December 31, 2021

	TOTAL
Total Credit Cards	**$20,215.98**
Other Current Liabilities	
Brad Thomas	20,000.00
California State Board of Equalization Payable	0.00
Connecticut Department of Revenue Services Payable	186.76
Direct Deposit Payable	0.00
Loan - Gene Gresh	50,000.00
Loan - Ryan Gresh	0.00
Ohio Department of Taxation Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
CT Income Tax	116.88
CT Paid Family and Medical Leave	0.00
CT Unemployment Tax	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Total Payroll Liabilities	**116.88**
Total Other Current Liabilities	**$70,303.64**
Total Current Liabilities	**$90,519.62**
Long-Term Liabilities	
CT DECD Loan	268,611.95
Notes Payable	0.00
Paid-In Capital - SAFE	375,000.00
SBA EIDL Loan	178,900.00
UIF Conv Note	100,000.00
Total Long-Term Liabilities	**$922,511.95**
Total Liabilities	**$1,013,031.57**
Equity	
Member's Draw	-41,000.00
NetCapital Equity	454,225.83
Opening Balance Equity	0.00
Owner's Equity	0.00
Retained Earnings	-767,927.74
Net Income	-423,846.87
Total Equity	**$ -778,548.78**
TOTAL LIABILITIES AND EQUITY	**$234,482.79**

Form **1065**	Two Year Comparison Worksheet, Page 1	2020 & 2021

Partnership Name	Employer Identification Number
THE FEEL GOOD LAB LLC	81-1026065

		2020	2021	Differences
Income	Gross receipts less returns and allowances	237,496	131,340	-106,156
	Cost of goods sold	124,950	107,528	-17,422
	Gross profit	112,546	23,812	-88,734
	Ordinary income (loss) from other partnerships, etc.			
	Net farm profit (loss)			
	Net gain (loss) from Form 4797			
	Other income (loss)			
	Total income (loss)	112,546	23,812	-88,734
Deductions	Salaries and wages (other than to partners)	15,100	77,381	62,281
	Guaranteed payments to partners	27,500		-27,500
	Repairs and maintenance			
	Bad debts			
	Rent		6,091	6,091
	Taxes and licenses	1,707	6,880	5,173
	Interest	8,689	3,055	-5,634
	Depreciation			
	Depletion			
	Retirement plans, etc.			
	Employee benefit programs	13,074	10,186	-2,888
	Other deductions	537,036	344,068	-192,968
	Total deductions	603,106	447,661	-155,445
	Ordinary business income (loss)	-490,560	-423,849	66,711
Tax and Payment	Total balance due			
	Payments			
	Amount owed			
	Overpayment			

Form **1065**	**Two Year Comparison Worksheet, Page 2**	**2020 & 2021**

Partnership Name	Employer Identification Number
THE FEEL GOOD LAB LLC	**81-1026065**

		2020	**2021**	**Differences**
Income (Loss)	Ordinary business income (loss)	**-490,560**	**-423,849**	**66,711**
	Net rental real estate income (loss)			
	Net other rental income (loss)			
	Guaranteed payments	**27,500**		**-27,500**
	Interest income			
	Ordinary dividends			
	Qualified dividends			
	Dividend equivalents			
	Royalties			
	Net short-term capital gain (loss)			
	Net long-term capital gain (loss)			
	Net section 1231 gain (loss)			
	Other income (loss)			
Deductions	Section 179 deduction			
	Contributions			
	Investment interest expense			
	Section 59(e)(2) expenditures			
	Other deductions			
Self-Employment	Net earnings (loss) from self-employment	**-462,532**	**-398,503**	**64,029**
	Gross farm or fishing income			
	Gross nonfarm income	**112,425**	**22,388**	**-90,037**
Credits	Low-income housing credit (section 42(j)(5))			
	Low-income housing credit (other)			
	Qualified rehab expenditures (rental real estate)			
	Other rental real estate credits			
	Other rental credits			
	Other credits			
Alternative Minimum Tax (AMT) Items	Post-1986 depreciation adjustment			
	Adjusted gain or loss			
	Depletion (other than oil and gas)			
	Oil, gas, and geothermal properties - gross income			
	Oil, gas, and geothermal properties - deductions			
	Other AMT items			
Other Information	Tax-exempt interest income			
	Other tax-exempt income	**1,000**		**-1,000**
	Nondeductible expenses	**2,244**		**-2,244**
	Distributions of cash and marketable securities		**189,132**	**189,132**
	Distributions of other property			
	Investment income			
	Investment expenses			
	Total foreign taxes paid or accrued			
	Net income (loss)	**-463,060**	**-423,849**	**39,211**

Form **1065**	Two Year Comparison Worksheet, Page 3	**2020 & 2021**

Partnership Name	Employer Identification Number
THE FEEL GOOD LAB LLC	**81-1026065**

		2020	2021	Differences
Schedule L	Beginning assets	239,489	143,903	-95,586
	Beginning liabilities and capital	239,489	143,903	-95,586
	Ending assets	143,903	234,481	90,578
	Ending liabilities and capital	143,903	234,481	90,578
Schedule M-1	Net income (loss) per books	-491,804	-423,849	67,955
	Taxable income not on books			
	Guaranteed payments (other than health ins)	27,500		-27,500
	Book expenses not deducted	2,244		-2,244
	Income on books not on return	1,000		-1,000
	Return deductions not on books			
	Income per return	-463,060	-423,849	39,211
Schedule M-2	Balance at beginning of year	-424,785	-767,928	-343,143
	Cash contributions	148,661	602,358	453,697
	Property contributions			
	Net income (loss) per books	-491,804	-423,849	67,955
	Other increases			
	Cash distributions		189,132	189,132
	Property distributions			
	Other decreases			
	Balance at end of year	-767,928	-778,551	-10,623
Schedule M-3	Total income (loss) items:			
	Income (loss) per income statement			
	Temporary difference			
	Permanent difference			
	Income (loss) per tax return			
	Total expense/deduction items:			
	Expense per income statement			
	Temporary difference			
	Permanent difference			
	Deduction per tax return			
	Other items with no differences			
	Reconciliation totals:			
	Income (loss) per income statement			
	Temporary difference			
	Permanent difference			
	Income (loss) per tax return			